April 10, 2017

VIA EDGAR

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Navios Maritime Partners L.P.
Registration Statement on Form F-3
Filed March 2, 2017
File No. 333-215529

Dear Ms. Parker:

On behalf of Navios Maritime Partners L.P., a partnership formed in the Republic of the Marshall Islands (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 8, 2017 (the “Staff Letter”), regarding Amendment No. 1 to the Registration Statement on Form F-3 (the “Registration Statement”), filed by the Company with the Commission on March 2, 2017. For the convenience of the Staff, the comment from the Staff Letter corresponds to the numbered paragraph in the Staff Letter and is restated in italics prior to the response to such comment.

Please read this letter in conjunction with the accompanying Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company filed with the Commission on the date hereof.

Material U.S. Federal Income Tax Considerations, page 72

1.	We note your response to our prior comment 2 and reissue in part. We note that the introductory paragraph indicates that this section “is based upon the opinion of Reeder & Simpson P.C.” We also note that you have filed Reeder & Simpson P.C.’s short-form tax opinion as Exhibit 8.1. Please revise this section to clearly state that the tax consequences are counsel’s opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page S-62 of Amendment No 2.

*        *        *

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3946 or Todd.Mason@ThompsonHine.com with any questions or comments regarding this letter.

Very truly yours,

/s/ TODD E. MASON
Todd E. Mason of Thompson Hine LLP

CC:	Angeliki Frangou, Chief Executive Officer, Navios Maritime Partners L.P.